UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

scPharmaceuticals Inc.

(Name of Subject Company)

scPharmaceuticals Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

810648105

(CUSIP Number of Class of Securities)

John H. Tucker

President and Chief Executive Officer

scPharmaceuticals Inc.

25 Mall Road, Suite 203

Burlington, Massachusetts 01803

(617) 517-0730

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Wesley Holmes

R. Scott Shean

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

(714) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by scPharmaceuticals Inc., a Delaware corporation (“scPharmaceuticals” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on September 8, 2025, relating to the tender offer by Seacoast Merger Sub, Inc. a Delaware corporation (”Purchaser”) and direct wholly owned subsidiary of MannKind Corporation, a Delaware corporation (“Parent”), to purchase all of the outstanding Shares, at a price of (i) $5.35 per Share, in cash (the “Cash Amount”), without interest, subject to any applicable withholding taxes, plus (ii) one non-tradeable contingent value right (each, a “CVR”) per Share, which represents the right to receive certain contingent payments of up to an aggregate amount of $1.00 per CVR in cash, without interest, subject to any applicable withholding taxes, upon the achievement of certain regulatory and net sales milestones specified on or prior to the applicable milestone outside dates in accordance with the terms and conditions set forth in, the Contingent Value Rights Agreement (the “CVR Agreement”), to be entered into with a rights agent mutually agreeable to Parent and the Company (the “Rights Agent”) (which is further discussed in the subsection below entitled “Arrangements with Purchaser and Parent – Contingent Value Rights Agreement”) (the Cash Amount plus the CVR, collectively, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 8, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended, supplemented or otherwise modified from time to time, the “Schedule TO”) filed by Parent and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on September 8, 2025. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended by deleting the paragraph under the heading entitled “Item 8. Additional Information – “Legal Proceedings” on page 52 of the Schedule 14D-9 and replacing it with the following paragraph:

On September 16 and September 17, 2025, purported stockholders of the Company filed complaints captioned Paul Smith v. scPharmaceuticals Inc. et al., Case No. 655519/2025, and Michael Kent v. scPharmaceuticals Inc. et al., Case No. 655556/2025, in the Supreme Court of the State of New York, asserting claims for negligent misrepresentation and concealment against the Company and the Company Board based on allegedly false and misleading statements in the Schedule 14D-9. In addition, the Company received thirteen demand letters from purported stockholders relating to alleged disclosure deficiencies in the Schedule 14D-9 and a demand letter from one purported stockholder requesting books and records under Section 220 of the Delaware General Corporation Law. The Company believes the claims asserted in the complaints and demand letters are without merit.

Item 8 of the Schedule 14D-9 is hereby amended by deleting the second and third paragraphs under the heading entitled “Item 8. Additional Information – “Regulatory Approvals” beginning on page 52 of the Schedule 14D-9 and replacing them with the following paragraph:

On September 19, 2025, effective as of 2:00 p.m., Eastern time, the FTC granted a request for the early termination of the waiting period under the HSR Act. Accordingly, the condition to the Offer requiring that the waiting period (or any extension thereof) applicable to the Offer under the HSR Act will have expired or been terminated and any approvals or clearances required thereunder will have been obtained, has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

scPharmaceuticals Inc.

By:	/s/ John H. Tucker
Name:	John H. Tucker
Title:	President and Chief Executive Officer
Dated:	September 22, 2025